WesMark Funds
WesBanco Bank, Inc.
One Bank Plaza
Wheeling, WV 26003

November 18, 2016

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Mr. Manion:

Please find below responses of the WesMark Funds (the “Registrant”) to oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you on October 26, 2016 to ALPS Fund Services, Inc., in its capacity as administrator to the Registrant, regarding the Registrant's Annual Report for the period ended December 31, 2015 (the "Report").

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out immediately after the restated comment.

Comment No. 1: The Report states that the WesMark Government Bond Fund (the “Fund”) has 50.4% of its portfolio investments in U.S. Government Agency – Collateralized Mortgage Obligations (CMOs). Please consider adding disclosure to the Fund’s prospectus emphasizing the potential level of investment in CMOs by the Fund.

Response No. 1: The Fund’s current prospectus, dated February 29, 2016, includes the following disclosure under "Principal Investment Strategies of the Fund.” The language will be modified, as redlined, effective with the Fund’s next annual update to its registration statement.

The Fund may invest in collateralized mortgage obligations (CMOs) issued by U.S. governmental or government related enterprises. The Fund’s investment in CMOs may be significant. CMOs have various call features and may be issued in multiple classes, with each class having a specific coupon rate and stated maturity or final distribution date. The Adviser invests in CMOs in an attempt to increase the Fund’s return by taking advantage of current and potential yield differentials existing from time to time between CMOs and other mortgage-backed or federal agency securities.

Comment No. 2: Please explain the accrual process for “Chief compliance officer fees.”

Response No. 2: The Board of Trustees of the Registrant (the “Board”) approves a Chief Compliance Officer (“CCO”) budget for the full fiscal year. This budget is intended to pay for items such as travel to and attendance of industry conferences and travel expenses related to conducting service provider due diligence. The amounts are accrued for the year and any expenses for the year are submitted by the CCO and paid by the Funds. For the year 2015, the CCO did not incur any expenses, therefore the liabilities were not reduced. For the year 2016, the Board approved a new budget for the CCO and the 2016 fiscal year accruals were adjusted to include the excess $1,000 per Fund from the prior year.

Comment No. 3: Please explain the accrual process for “Fund Accounting and Administration fees.”

Response No. 3: On an annual basis, as the Registrant’s fiscal year-end approaches, an annual expense budget for the upcoming year is prepared for each series. The “Fund Accounting and Administration fees” include both the contractual fees from the service provider and the out of pocket expenses from fund accounting and fund administration. For an existing series, prior year activity as well as anticipated activity for the upcoming year is taken into account when determining these estimates. On a quarterly basis, an accrual analysis is performed that seeks to ensure that the daily expense accrual rate is still appropriate and accurate based on expense activity from the previous quarter. Liability balances can increase or decrease month to month depending on the stage of the lifecycle of the budgeting process.

Comment No. 4: Confirm that the Fund’s policy regarding the recoupment of waived investment advisory fees complies with the Staff’s view regarding recoupment.

Response No. 4: There is not an agreement in place with regard to recouping previously waived advisory fees and therefore no recoupment is contemplated.

If you have any questions or comments, please do not hesitate to telephone the undersigned at 720-917-0785

Sincerely,

/s/ Karen S. Gilomen
Karen S. Gilomen
Assistant Secretary
WesMark Funds

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